UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF DECEMBER 2022
COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Xinyuan Real Estate Co., Ltd. (the “Company”) will hold its 2022 annual general meeting (“AGM”) of shareholders on Wednesday, December 28, 2022 at 10:00 a.m. China Standard Time as announced by a press release attached as Exhibit 99.1 to the current report on Form 6-K furnished to the Securities and Exchange Commission on November 22, 2022.

One of the proposals for consideration at the AGM is to appoint Assentsure PAC as the Company’s independent auditor for the fiscal year ending December 31, 2022. Our independent auditor for the fiscal years 2020 and 2021 is Union Power HK CPA Limited (“Union Power”), which proposed to continue working with us as our independent auditor for the fiscal year 2022. However, its proposal reflected an increase in the service fees. The Company’s audit committee solicited proposals from other accounting firms and conducted an evaluation process in connection with the selection of our independent auditor for the financial year 2022. After careful consideration, the Company’s audit committee recommends, and the Company’s board of directors approves, the appointment of Assentsure PAC as the Company’s independent auditor, subject to the Company’s shareholders’ approval by an ordinary resolution at the AGM.

The notice of the AGM and Proxy Statement are attached as Exhibit 99.1, and the related Proxy Card is attached as Exhibit 99.2 to this current report on Form 6-K.

TABLE OF CONTENTS

Exhibits

Exhibit 99.1 Notice of Annual General Meeting of Shareholders and Proxy Statement.
Exhibit 99.2 Proxy Card for Common Shareholders.

Signature

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

	By:	/s/ Yong Zhang
	Name:	Yong Zhang
	Title:	CEO

Date: December 21, 2022